SCHEDULE 13D/A (Rule 13d-101)
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934

(Amendment No. 3) ASTROTECH CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

046484101
(CUSIP Number)

Thomas B. Pickens III 5914 W. Courtyard Dr., Suite 340 Telephone: (512) 485-9530
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	046404101

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Thomas Boone Pickens III
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) 
(b) 
3		SEC USE ONLY
4		SOURCE OF FUNDS*
BK (please see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 

6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF		3,482,010 shares
SHARES	8	SHARED VOTING POWER
BENEFICIALLY OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		3,482,010 shares
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,482,010 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Approximately 16.92%
14		TYPE OF REPORTING PERSON
IN - Individual

Item 5.
Interest in Securities of the Issuer

(a) As of December 9, 2016, Thomas B. Pickens III (the “Reporting Person”) is the beneficial owner of 3,482,010 shares of Common Stock of the Issuer, representing approximately 16.92% of the Issuer’s issued and outstanding shares. Except as set forth in this Item 5(a), the Reporting Person does not beneficially own any shares of Common Stock of the Issuer.

(b) As of December 9, 2016, the Reporting Person has the power to vote and direct the disposition of 3,482,010 shares.

(c) On December 9, 2016, the Reporting Person entered into a Stock Purchase Agreement with the Issuer, pursuant to which the Issuer redeemed from Mr. Pickens 601,852 shares of Common Stock at a purchase price of $1.62 per share, which was equal to the average closing price of the Common Stock on the NASDAQ Capital Market for the ten trading days ending on December 9, 2016. The Common Stock was pledged as security under the Loan and Security Agreement between the Reporting Person and Plains Capital Bank. The Company paid the gross proceeds of $975,000 directly to Plains Capital Bank to repay the loan.

(d) Not applicable.

(e) Not applicable.

Item 6.
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 10, 2017

By:	/s/ Thomas B. Pickens III
Thomas B. Pickens III